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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934)
                         (AMENDMENT NO.__________)*


                              SILVER DINER, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


             SHARES OF COMMON STOCK (PAR VALUE $0.00074 PER SHARE)
             -----------------------------------------------------
                        (Title of Class of Securities)

                                   827655101
                         ---------------------------
                                (CUSIP Number)

                               DECEMBER 15, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [X]  Rule 13d-1(b)

       [_]  Rule 13d-1(c)

       [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                       1
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-----------------------
  CUSIP NO. 827655101                    13G
-----------------------

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      NAME OF REPORTING PERSON
 1 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). MICHAEL COLLIER
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES OF AMERICA
 4
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                           271 COMMON SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                     0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                            271 COMMON SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                   0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                 32,463
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)*
11


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      TYPE OF REPORTING PERSON*
12    IN


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* means less than one percent

                                       2
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ITEM 1(A).         NAME OF ISSUER:

                   Silver Diner, Inc.

ITEM 1(B).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   11806 Rockville Pike
                   Rockville, Maryland 20852

ITEM 2(A).         NAME OF PERSON FILING:
                   Michael Collier

ITEM 2(B).         ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                   5100 Leesburg Pike, Suite 200
                   Alexandria, Virginia 22302
ITEM 2(C).         CITIZENSHIP:

                   Mr. Collier is a U.S. citizen.

ITEM 2(D).         TITLE OF CLASS OF SECURITIES:

                   Shares of common stock, par value $.00074

ITEM 2(E).         CUSIP NUMBER:

                   827655701

ITEM               3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.
                   240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER
                   THE PERSON FILING IS A:

(a) [_]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b) [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

                                       3
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(d) [-]   Investment company registered under section 8 of the Investment
          Company Act of 1940 (15 U.S.C. 80a-8.

(e) [_]   An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d- 1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J)

ITEM 4.          OWNERSHIP

                 The information contained in Item 8 of this Schedule 13G with respect to Mr. Collier's ownership of the Common shares is incorporated herein by reference.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       This Schedule 13G is filed by Michael Collier with respect to the common stock, par value $.00074 per share ("Common Shares"), of Silver Diner, Inc., a Delaware corporation (the "Issuer"). Mr. Collier is the President of Uniwest Construction, Inc. and a consultant to the Isssuer and the record and beneficial owner of 32,563 Common Shares representing less than one percent of the outstanding Common Shares, as reported on the Issuer's Form 10-Q dated November 18, 1998 (the "Form 10-Q").

                                       4
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     Mr. Collier is a member of a group referred to below (the "Group") which intends to acquire Common Shares from time to time at prevailing rates through open market transactions or block purchases on an ongoing basis, depending on market conditions and subject to compliance with all applicable securities laws and regulations. The other members of the Group are as follows: Robert T. Giaimo, the President and Chairman of the Board of the Issuer, Catherine Britton, a director of the Issuer and Mr. Giaimo's wife, Charles Steiner, a director of the Issuer, Ype von Hengst, a director and Vice President of the Issuer, Patrick Meskell, an officer of the Issuer, William Rulon-Miller, a principal of Janey Montgomery Scott Inc. and a consultant to the Issuer, George Mavrikes, a business advisor to the Issuer and Robert Pincus, the President and Chief Executive Officer of Franklin National Bank, a lender to the Issuer.

     The Group was formed at the behest of Mr. Giaimo. Mr. Giaimo and his wife, believing that the Common Shares represented an investment opportunity, identified blocks of Common Shares held by several institutions. Accordingly, Mr. Giaimo contacted these institutions to ascertain whether the blocks he identified were available for sale. Mr. Giaimo realized that neither he nor his wife had sufficient funds to purchase all of the Common Shares held by such institutions if they became available for sale. Thus, in the early part of December, 1998, Mr. Giaimo asked several directors, officers and consultants of the Issuer if they were potentially interested in participating in the acquisition to the extent additional funds were needed.

     Although one institution was not interested in selling, Mr. Giaimo continued his discussions with another institution, and on December 15, 1998, this institution agreed to sell 750,000 Common Shares which were purchased by Ms. Britton at $0.77 per share (the "Britton Shares"). Ms. Britton purchased these Common Shares with funds made available from the parents of Mr. Giaimo.
No decision has been made as to whether these funds will be treated as a loan or as a gift.

     At approximately the same time, Mr. Giaimo asked the members of the Group to join with him and his wife to acquire Common Shares either in blocks or in over-the-counter open market purchases at prevailing prices on an ongoing basis. Although the Group was formed at the behest of Mr. Giaimo, he does not intend personally to participate in the acquisitions made by the Group. Likewise, Mr. Steiner does not intend personally to participate in the acquisitions made by the Group. Mr. Steiner owns a 25% interest in and is the managing partner of the Steiner Family Partnership, which owns 409,466 Common Shares representing approximately 3.54% of the outstanding Common Shares as reported on the Form 10-
Q. The Steiner Family Partnership will purchase Common Shares with available funds.

     The members of the Group agreed to invest collectively $552,500 (the "Group Investment") to purchase Common Shares. The amount each member of the Group has agreed to invest is as follows: the Steiner Family Partnership-- $187,500; Catherine Britton-- $160,000; Patrick Meskell-- $60,000; Robert Pincus-- $50,000; George Mavrikes-- $25,000; Timothy Cusick-- $25,000; Ype Von Hengst-- 25,000; Michael Collier-- $10,000; and William Rulon-Miller-- 10,000. Notwithstanding the foregoing, each Group member reserves the right to purchase additional Common Shares of the Issuer at any time in private or market transactions depending on market conditions and such Group member's evaluation of the Issuer's business and financial condition. All Common Shares purchased by the members of the Group will be allocated to each Group member in proportion to such Group member's investment.

                                       5
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     Mr. Steiner will use funds of the Steiner Family Partnership to purchase
Common Shares. Mr. Hengst will borrow on an unsecured basis his investment from Mr. Giaimo and the balance from a national bank. Mr. Cusick will borrow half of the funds he plans to invest from a national bank. As was the case with the purchase of the Britton Shares, Ms. Britton will purchase Common Shares with funds made available from the parents of Mr. Giaimo, and no decision has been made as to whether these funds will be treated as an unsecured loan or as a gift. The other members of the Group will use their personal funds to purchase Common Shares.

     No time limit has been established for the completion of the Group's acquisition of the Common Shares. The Group may discontinue its acquisition strategy at any time. When the Group Investment has been exhausted, the Group's existence will terminate immediately.

     The formation of the Group is the event which required Mr. Collier to file this Schedule 13G. Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act") provides, in pertinent part, "When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons." The Group was formed for the purpose of pooling funds to enable the members of the Group to acquire additional Common Shares through open market transactions or block purchases. Each member of the Group retains the sole and absolute power to vote or dispose of any Common Shares acquired or held by such Group member, and there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer. Any Common Shares acquired by a Group member will he held in the account of such Group member r. Accordingly, no member of the Group is the beneficial owner of the Common Shares owned by the other members of the Group, and the filing of this
Schedule 13G should not be construed as an admission that Mr. Collier is the beneficial owner of the Common Shares owned by the other members of the Group.

     Except as set forth in this Item 8, and except for plans or proposals of the Issuer in which Mr. Collier may participate in his capacity as a consultant to the Issuer, neither Mr. Collier nor, to his knowledge, any other member of the Group have any plans or proposals which relate to or would result in:


     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                                       6
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     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.


     On December 16, 1998, Mr. Collier acquired 270 Common Shares, reflecting his proportionate share of the 15,000 Common Shares purchased by the Group members for $0.6875 per share (the "Group Shares"). As a result of the acquisition of the Group Shares and the acquisition of the Britton Shares by Ms. Britton, the Common Shares which each member of the Group owns beneficially and of record is as follows:

          GROUP MEMBER                                 COMMON SHARES (1)
          ------------                                 -------------

        Robert Giaimo                                   420,000 (2)(10)

        Catherine Britton                             2,376,498 (3)(10)

        Charles Steiner                                 480,557 (4)(10)

        Robert Pincus                                       1,357

        William Rulon-Miller                                  271

        George Mavrikes                                  77,059 (5)(10)

        Michael Collier                                  32,463 (6)(10)

        Patrick Meskell                                  81,636 (7)(10)

        Timothy Cusick                                   45,915 (8)(10)

        Ype Von Hengst                                  228,560 (9)(10)

                                       7
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     (1)  Since there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer, the number of Common Shares set forth opposite the name of each Group member in the above table does not include the Common Shares owned by each of the other members of the Group.

     (2) The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record include the following: (a) 300,000 Common Shares directly owned by Mr. Giaimo; and (b) 120,000 Common Shares subject to options granted to Mr. Giaimo under the Stock Option Plan. The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record do not include:
          (a) 478,334 Common Shares owned of record by four persons who were principals of Food Trends Acquisition Corporation ("FTAC") prior to the merger of FTAC with and into Silver Diner Development, Inc. ("SDDI") (the "Merger"), which are subject to a voting agreement ("FTAC Affiliate Voting and Lockup Agreement"); (b) 102,135 Common Shares which are subject to a voting agreement and are owned of record by GKN Securities Corp. and/or certain assignees thereof ("GKN Voting and Lockup Agreement"); and (c) 555,005 Common Shares owned of record by stockholders of the Company that are subject to voting agreements. The voting rights described in clause (b) of the preceding sentence have been granted to Mr. Giaimo pursuant to the GKN Voting and Lockup Agreement provides that Mr. Giaimo has an irrevocable right to vote such Common Shares with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any an all matters that may come before the Issuer's stockholders for a vote. The proxy continues until the earlier of three years after the consummation of the Merger or the sale of the Common Shares by such stockholders to a non-affiliate in a bona fide transaction for value. The voting rights described in clause (c) above have been granted to Mr. Giaimo pursuant to the voting agreements that grant to Mr. Giaimo an irrevocable right to vote with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any and all matters that may come before the Issuer's stockholders for a vote. The appointment survives until the earliest of five years after the consummation of the Merger, the public offering of Common Shares by the Issuer from which the Issuer realizes $15 million or more, or the death of the stockholder. The 420,000 Common Shares owned beneficially and of record by Mr. Giaimo do not include any Common Shares owned by Ms. Catherine Britton, Mr. Giaimo's spouse, or Common Shares issuable upon the exercise of certain outstanding stock option agreements ("Options") that will be subject to the terms of Voting and Lockup Agreements between the holders of such Options and Mr. Giaimo. Mr. Giaimo disclaims beneficial ownership of Common Shares beneficially owned by Catherine Britton.

     (3) Includes options for 11,000 Common Shares under the 1996 Non-Employee Director Stock Option Plan. Also includes 20,003 Common Shares subject to options granted to Mr. Clinton A. Clark by Mr. Robert T. Giaimo pursuant to a stock option agreement between such parties, which agreement was assigned by Mr. Giaimo to, and assumed by, Ms. Britton. Does not include 420,000 Common Shares beneficially owned by Mr. Giaimo, Ms. Britton's spouse, or the 1,135,474 Common Shares Mr. Giaimo has the power under the voting agreements discussed in Note (2) above. Ms. Britton disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Giaimo.

     (4) Includes 409,466 Common Shares held of record by the Steiner Family Partnership (the "Partnership"). Charles Steiner, a director of the Issuer, owns a 25% interest in and is the managing partner of the Partnership. In addition to the Common Shares Mr. Steiner owns beneficially through his equity interest in the Partnership, Mr. Steiner also owns beneficially (a) 50,000 Common Shares held by the Branch Group, Inc. 401(k) Profit Sharing Plan (Mr. Steiner is sole trustee of the Branch Group, Inc. 401(k) Profit Sharing Plan and one of a number of beneficiaries thereof, holding an approximate 7% interest in the plan); (b) 5,000 Common Shares subject to options granted to Mr. Steiner under the 1991 Stock Option Plan; and (c) 11,000 Common Shares subject to options granted to Mr. Steiner under the 1996 Non-Employee Directors Stock Option Plan. By virtue of his position in the Partnership, Mr. Steiner may be deemed to own beneficially all of the Common Shares held of record by Partnership. Except to the extent of his 25% interest in the Partnership, Mr. Steiner disclaims beneficial ownership of the Common Shares held of record by the Partnership.

     (5) Includes options to purchase 33,336 Common Shares under the Second Amended and Restated 1991 Stock Option Plan.

     (6) Includes (a) options to purchase 26,069 Common Shares under the Second Amended and Restated 1991 Stock Option Plan; and (b) options to purchase 6,123 Common Shares under the 1991 Consultant Stock Option Plan.

     (7) Includes: (a) options to purchase 20,003 Common Shares under the Earned Ownership Plan; (b) options to purchase 30,004 Common Shares under the 1991 Stock Option Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

     (8) Includes: (a) options to purchase 11,667 Common Shares under the 1991 Stock Option Plan; (b) options to purchase 3,569 Common Shares under the Earned Ownership Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

     (9) Includes options to purchase 45,000 Common Shares under the Stock Option Plan. 182,881 Common Shares owned by Mr. Hengst are subject to the terms of a voting agreement described in clause (e) of Note 2.

     (10) Unless otherwise stated in Notes 2 through 9 above, all references to options are to options exercisable currently and within 60 days of December 17, 1998.

                                       9
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     Other than as described in this Schedule 13G, no transactions in Common
Shares were effected by Mr. Collier during the sixty days prior to the date of this Schedule 13G.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       10
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 1998

                                             /s/ Michael Collier
                                             ----------------------
                                             Michael Collier

                                       11